FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of the consolidated financial statements published by Banco de Chile in a local newspaper on October 27, 2006, as of September 30, 2006 and 2005.

Banco de Chile and Subsidiaries

Consolidated Financial Statements
as of September 30, 2006 and 2005

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30,
(Expressed in million of Chilean pesos)
________________

ASSETS	2006	2005
	MCh$	MCh$

CASH AND DUE FROM BANKS	935,625.8	1,010,288.8

LOANS:
Commercial loans	3,798,837.3	3,317,464.2
Foreign trade loans	702,434.5	647,746.8
Consumer loans	1,019,870.5	824,182.8
Mortgage loans	616,570.0	714,537.0
Leasing contracts	494,937.7	436,476.0
Contingent loans	851,088.9	635,829.9
Other outstanding loans	1,532,951.1	1,233,477.0
Past due loans	65,546.9	78,842.5

Total loans	9,082,236.9	7,888,556.2
Allowance for loan losses	(140,827.0)	(142,824.8)

Total loans, net	8,941,409.9	7,745,731.4

OTHER LOANS:
Interbank loans	69,020.2	41,172.9
Investments purchased under agreements to resell	31,923.4	52,245.1

Total other loans	100,943.6	93,418.0

TRADING SECURITIES	1,238,415.4	1,210,140.7

INVESTMENTS:
Available for sale	23,967.5	21,911.3
Held to maturity	15,915.2	16,458.4

Total investments	39,882.7	38,369.7

DERIVATIVE INSTRUMENTS	46,250.0	-

OTHER ASSETS	428,541.5	450,539.6

FIXED ASSETS:
Bank premises and equipment, net	150,714.3	143,396.7
Investments in other companies	7,735.6	7,402.5

Total fixed assets	158,449.9	150,799.2

Total assets	11,889,518.8	10,699,287.4

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30,
(Expressed in million of Chilean pesos)
________________

LIABILITIES AND SHAREHOLDERS’ EQUITY	2006	2005
	MCh$	MCh$
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,657,596.9	1,480,405.9
Time deposits	5,736,716.4	4,539,943.2
Other demand and time deposits	454,781.5	622,337.8
Securities sold under agreements to repurchase	234,456.1	250,913.0
Mortgage finance bonds	504,994.2	613,757.2
Contingent liabilities	850,859.3	635,867.6

Total deposits and other liabilities	9,439,404.4	8,143,224.7

BONDS ISSUED:
Bonds	455,983.2	330,270.8
Subordinated bonds	413,966.9	316,212.7

Total bonds issued	869,950.1	646,483.5

BORROWINGS FROM FINANCIAL INSTITUTIONS
AND CENTRAL BANK:
Central Bank credit lines for renegotiation of loans	948.6	1,597.2
Borrowings from domestic financial institutions	58,739.5	154,434.8
Foreign borrowings	340,228.5	646,610.7
Other liabilities	55,952.0	51,881.3

Total borrowings from financial institutions and
Central Bank	455,868.6	854,524.0

DERIVATIVE INSTRUMENTS	55,982.5	31,428.8

OTHER LIABILITIES	273,488.4	265,366.7

Total liabilities	11,094,694.0	9,941,027.7

MINORITY INTEREST	1.3	1.0

SHAREHOLDERS’ EQUITY:
Capital and reserves	643,452.6	612,047.8
Other equity accounts	(1,497.8)	(563.1)
Net income for the year	152,868.7	146,774.0

Total shareholders’ equity	794,823.5	758,258.7

Total liabilities and shareholders’ equity	11,889,518.8	10,699,287.4

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AS OF SEPTEMBER 30,
(Expressed in million of Chilean pesos)
________________

	2006	2005
	MCh$	MCh$
OPERATING RESULTS:
Interest revenue	605,630.7	496,789.7
Gains from trading activities	32,269.0	13,693.0
Income from fees and other services	132,744.4	128,723.2
Gains from foreign exchange transactions	-	12,679.5
Other operating income	5,929.3	8,590.2

Total operating revenues	776,573.4	660,475.6
Less:
Interest expense	(293,083.3)	(218,994.5)
Losses from trading activities	(7,189.5)	(14,865.0)
Expenses from fees and other services	(29,772.5)	(24,680.0)
Loss from foreign exchange transactions	(13,058.9)	-
Other operating expenses	(12,708.2)	(9,027.6)

Gross margin	420,761.0	392,908.5
Personnel salaries and expenses	(116,053.0)	(113,590.5)
Administrative and other expenses	(91,868.9)	(81,005.0)
Depreciation and amortization	(15,179.2)	(13,985.5)

Net margin	197,659.9	184,327.5
Provision for loan losses	(21,016.6)	(12,875.6)

Total operating income	176,643.3	171,451.9

NON OPERATING RESULTS:
Non operating income	13,900.6	5,451.7
Non operating expenses	(9,918.8)	(7,661.6)
Equity participation in net income (loss) in investments in other
companies	977.1	511.6
Net loss from price-level restatement	(10,359.3)	(7,063.6)

Income before income taxes	171,242.9	162,690.0
Income taxes	(18,373.8)	(15,915.7)

Income after income taxes	152,869.1	146,774.3
Minority interest	(0.4)	(0.3)

Net income for the year	152,868.7	146,774.0

Héctor Hernández G.	Pablo Granifo L.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2006

Banco de Chile

/S/ Pablo Granifo L.
By: Pablo Granifo Lavín General Manager